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Exhibit 12

TriMas Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars In Thousands)

	For The Years Ended December 31
	2008	2007	2006	2005	2004
Earnings (Loss) Before Income Taxes and Fixed Charges:
Income (loss) from continuing operations before income taxes	$(130,670)	$(174,280)	$(110,620)	$(350)	$19,700
Fixed charges	59,150	79,120	89,680	76,610	69,110
Amortization of other interest charges	2,310	2,330	4,260	4,900	4,590

Earnings (loss) before income taxes and fixed charges	$(69,210)	$(92,830)	$(16,680)	$81,160	$93,400

Fixed Charges:
Interest expense	$53,970	$73,480	$83,510	$70,700	$63,120
Estimated interest factor for rentals	5,180	5,640	6,170	5,910	5,990

Fixed charges	59,150	79,120	89,680	76,610	69,110

Ratio of earnings to fixed charges	n/a (1)	n/a (1)	n/a (1)	1.1	1.4

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings represents income (loss) from continuing operations before income taxes, plus fixed charges and amortization of interest-related charges not included in interest expense. Fixed charges include interest expense (including amortization of deferred financing costs and debt extinguishment costs) and the portion of operating rental expense which management believes is representative of the interest component of rent expense (assumed to be 33%). For the years ended December 31, 2008, 2007 and 2006, additional earnings of $128.4 million, $172.0 million and $106.4 million, respectively, would have been required to make the ratio 1.0x.

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  Exhibit 12
TriMas Corporation Computation of Ratio of Earnings to Fixed Charges (Dollars In Thousands)